Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANTS

Colony RIH Holdings, Inc.

Subsidiary	Jurisdiction of Formation
Resorts International Hotel and Casino, Inc.	Delaware
Resorts Real Estate Holdings, Inc.	New Jersey

Resorts International Hotel and Casino, Inc.

Subsidiary	Jurisdiction of Formation
Resorts International Hotel, Inc.	New Jersey
New Pier Operating Company, Inc.	New Jersey